                                               Filed Pursuant to Rule 424(b)(3)
                                                       Registration No. 33-95448

                                NOVEMBER 25, 1996
                       SUPPLEMENT NO. 1 TO PROSPECTUS FOR
                        MCD FREEDOM TAX CREDIT FUND L.P.
                                JANUARY 31, 1996

                  (SUPPLEMENT IDENTIFYING POTENTIAL INVESTMENT)

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           This Supplement is part of, and should be read in conjunction with, the Prospectus of MCD Freedom Tax Credit Fund L.P. (the "Fund"). Capitalized terms used herein but not defined have the meanings ascribed to them in the Prospectus.

STATUS OF OFFERING

           As of November 1, 1996, the Fund received orders for a total of 1,034 Units ($1,034,000). Neither the General Partner nor any Affiliates of the Fund have been paid any fees out of the proceeds of the offering as of November 1, 1996. Because the Fund has not received orders for the minimum of 2,000 Units, no proceeds from the offering have been released from escrow, no Units have been issued and, consequently, no investors have been admitted to the Fund.

ANTICIPATED INVESTMENT IN OPERATING PARTNERSHIP

           The Fund anticipates acquiring a limited partnership interest in Aspen Grove Limited Partnership (the "Specified Operating Partnership") in accordance with the "Investment Objectives and Acquisition Policies" of the Fund as set forth in the Prospectus. A significant portion of the funds invested by the Fund in the Specified Operating Partnership will be used to pay fees and expenses of the Operating General Partners of the Specified Operating Partnership. (See "Terms of Investment in Specified Operating Partnership" in this Supplement.)

           The Fund will endeavor to invest in Operating Partnerships with a goal of generating tax credits for allocation to investors, upon completion and occupancy of all Tax Credit Properties, averaging approximately $130 to $150 per Unit annually, which would be the equivalent of an approximate 13% to 15% annual Federal Housing Tax Credit as a percentage of capital invested, for the ten year credit period applicable to each Tax Credit Property in which the Fund invests. (See "Who Should Invest" and "Investment Objectives and Acquisition Policies" in the Prospectus.) This assumes: (a) the applicability of current tax law and regulations and current interpretations of such law and regulations by the courts; (b) each of such Tax Credit Properties is occupied with qualifying individuals throughout the 15-Year Compliance Period; and (c) Unit holders are unable to use any passive tax losses generated by the Fund. These investment objectives do not represent yield or return on investment.

           Assuming: (a) the Specified Operating Partnership is the only Operating Partnership in which the Fund invests, (b) the Specified Operating Partnership has no value at the end of the 15-Year Compliance Period applicable to investments of the Fund, and (c) that investors do not use for tax purposes the assumed loss of the investor's entire Capital Contribution, the equivalent tax-free internal rate of return would be approximately 7.06%, exclusive of any Cash Available For Distribution. Conversely, if the Specified Operating Partnership appreciates in value, such increased value can be recognized through sale of the Specified Operating Partnership Interest or the sale or refinancing of the Tax Credit Property (even though the restrictions and compliance requirements of the Federal Housing Tax Credit Program will continue to apply to such Tax Credit Property at that time), and investors receive distributions from such sales in excess of their respective Capital Contributions, the equivalent tax-free internal rate of return will exceed 7.06%.

           The Fund's investment in the Specified Operating Partnership will be consistent with the provisions of the Prospectus relating to investments in Operating Partnerships generally. (See, particularly, "Investment Objectives and Acquisition Policies" and "Sharing Arrangements: Profits, Credits, Losses, Cash Available for Distribution and Residuals.")

           THE FUND HAS IDENTIFIED THE OPERATING PARTNERSHIP INTEREST SPECIFIED BELOW AS A POTENTIAL INVESTMENT BY THE FUND.

           While the General Partner believes that the Fund is reasonably likely to acquire an interest in the Specified Operating Partnership described below, the Fund may not be able to do so as a result of additional information or changes in circumstances or if the Fund does not sell a minimum of 2,000 Units prior to January 31, 1997. Before any acquisition is made, the General Partner will continue and complete its due diligence review as to the Specified Operating Partnership and the related Tax Credit Property. This process will include the review and analysis of information concerning, among other matters, market competition and environmental factors. If any significant adverse information is obtained by the General Partner in connection with such review and analysis, either action will be taken to mitigate the adverse factor(s), or the acquisition will not be made. If an interest in the Specified Operating Partnership is acquired, the terms may differ materially from those described below. Accordingly, investors should not rely on the ability of the Fund to invest in the Specified Operating Partnership described below or under the described investment terms in deciding whether to invest in the Fund.

           The Specified Operating Partnership in which an Interest is currently expected to be acquired and the Operating General Partners of the Specified Operating Partnership are as follows:

         Partnership                      General Partners
         -----------                      ----------------

Aspen Grove Limited Partnership           Miller-Valentine Apartments II, Ltd.
                                          Associated Land Group, Inc.
                                          St. Mary's Development Corporation

           Permanent Mortgage Loan financing for the Tax Credit Property described above is being or will be provided as described below. It is anticipated that all of the dwelling units in the Tax Credit Property will be eligible for Federal Housing Tax Credits. It is anticipated that construction of the Tax Credit Property described in this Supplement will begin in November 1996 and be fully completed in December 1997. Delays in construction could occur with respect to the Tax Credit Property, which could result in delay or reduction in achieving Federal Housing Tax Credits. (See "Risk Factors--Tax Risks Associated with the Investments" in the Prospectus.) The Tax Credit Property described in this Supplement does not currently have any tenants. The General Partner believes that the Tax Credit Property has or will have adequate property insurance.

INFORMATION RELATING TO SPECIFIED OPERATING PARTNERSHIP

           GENERAL

           Aspen Grove Apartments (the "Project") will, when constructed, consist of seven frame buildings containing 84 newly constructed apartments, including 70 two-bedroom, 800 square foot units and 14 three-bedroom, 900 square foot units. The Project will be developed in Middletown, Ohio, which is located approximately 20 miles south of Dayton, Ohio. The Project site consists of approximately 7 acres of land. Individual units will be air-conditioned and will include a range, refrigerator, dishwasher, carpeting, drapes or blinds, and a patio or porch. Fifty percent, or 42 units, will be marketed as special need units for elderly households. The complex will offer a rental office, laundry facilities, playground area/tot lot, clubhouse, picnic area and open recreational areas. The proposed monthly rent for the units is $388-$398 for the two-bedroom units and $460 for the three-bedroom units.

           Construction of Aspen Grove is anticipated to begin in November 1996. The Operating General Partners anticipate that construction will be completed in April 1997 and occupancy will occur as follows:

                  Number of Units              Rent-Up
                  ---------------              -------

                        10                     April 1997
                        10                     May 1997
                        9                      June 1997
                        9                      July 1997
                        9                      August 1997
                        9                      September 1997
                        9                      October 1997
                        9                      November 1997
                        10                     December 1997

           The Operating General Partners of the Specified Operating Partnership are Miller Valentine Apartments II, Ltd., Associated Land Group, Inc. and St. Mary's Development Corporation. Miller Valentine Apartments II, Ltd., Associated Land Group, Inc. will unconditionally guarantee: (i) to fund all deficits until the Project has achieved three consecutive months of break-even and thereafter in an amount equal to $350,000 in the aggregate for the three-year period commencing on the date of the Fund's last installment of its Capital Contribution; (ii) to fund any operating deficits for a period of three years up to a maximum amount of $350,000 in the aggregate for the three-year period commencing on the date of the Fund's last installment of its Capital Contribution; and (iii) to fund all construction cost overruns as a non-interest bearing loan to be repaid from sale or refinancing proceeds.

           It is anticipated that the Fund will acquire a 99% limited partnership interest in the Specified Operating Partnership in exchange for $1,774,900. Miller-Valentine Apartments II, Ltd. and Associated Land Group, Inc. will provide a fixed price construction contract for $3,831,668 and the construction completion guarantee described above. It is currently anticipated that the Project will be completed and placed in service no later than December 31, 1998.

           It is anticipated that the Fund will fund 60% of its equity commitment when (i) the Project has received a certificate of occupancy for all units and (ii) the Specified Operating Partnership has received a permanent non-recourse mortgage loan commitment. The mortgage loan must contain a fixed interest rate with at least a twenty-five year amortization period, at least a fifteen year term, and provide a minimum debt service coverage of 1.15. The remaining 40% of the Fund's equity contribution will be made in phases as the Project is leased up.


INFORMATION CONCERNING THE SPECIFIED OPERATING PARTNERSHIP AND THE TAX CREDIT PROPERTY

                  The following table sets forth certain information relating to the Specified Operating Partnership and the Tax Credit Property in which the Fund anticipates making an investment:

                                                BASIC          GOVERNMENT
PARTNERSHIP     LOCATION OF     NUMBER         MONTHLY(1)      ASSISTANCE
    NAME          PROPERTY     OF UNITS         RENTS          ANTICIPATED
-----------     -----------    --------      -------------     -----------
ASPEN GROVE     MIDDLETOWN,       84         $388-$398-2BR      FHTC ONLY
LIMITED         OHIO                         $460-3BR
PARTNERSHIP


  PROJECTED     PROJECTED       ANNUAL
  PERMANENT     MORTGAGE      REPLACEMENT
  MORTGAGE      INTEREST        RESERVE       MANAGEMENT       MANAGEMENT
   LOAN(2)        RATE           AMOUNT         AGENT             FEE
----------      ---------     -----------    ------------      ----------
$1,994,068        7.75%         $12,600      ASSOCIATED LAND   5% OF GROSS
                                             MANAGEMENT, INC.  CASH RECEIPTS

         TERMS OF INVESTMENT IN THE SPECIFIED OPERATING PARTNERSHIP

                  The following table sets forth certain information relating to the Fund's proposed investment in the Tax Credit Property described above:

                                 (3)
                              OWNERSHIP
                            INTEREST (%)
                              PROFITS,
                              LOSSES &        OPERATING
                 FUND        CREDITS/NET       GENERAL      OPERATING
PARTNERSHIP     CAPITAL         CASH          PARTNERS'      DEFICIT
   NAME      CONTRIBUTION   FLOW/BACKEND    CONTRIBUTION    GUARANTEE
-----------   ------------   ------------    ------------    ---------
ASPEN GROVE    $1,774,900      99/99/50         $100        UNLIMITED IN
LIMITED                                                     AMOUNT UNTIL
PARTNERSHIP                                                 THE SPECIFIED
                                                            OPERATING
                                                            PARTNERSHIP HAS
                                                            ACHIEVED BREAK-
                                                            EVEN FOR 3
                                                            CONSECUTIVE MONTHS,
                                                            THEREAFTER $350,000
                                                            IN THE AGGREGATE FOR
                                                            3 YEARS AFTER THE
                                                            FUND'S LAST INSTALL-
                                                            MENT OF ITS CAPITAL
                                                            CONTRIBUTION.
                    FUND'S
                 APPROXIMATE                                       ASSET
                   AVERAGE     DEVELOPMENT        ANNUAL         MANAGEMENT
                    ANNUAL       FEE/OTHER      PARTNERSHIP      FEE TO MCD
   OPERATING     ANTICIPATED  DISTRIBUTIONS     MANAGEMENT        FREEDOM
 PARTNERSHIP'S     FEDERAL    TO OPERATING        FEE TO         ADVISORS,
  CREDIT BASE      CREDIT          GPS        OPERATING GPS         INC.
  -----------    ----------   ------------    --------------    -----------
   $3,499,656      $288,594      $262,124     GREATER OF 1/2%   1% OF GROSS
                                              OF 1% OF GROSS    CASH RECEIPTS
                                              REVENUES OR       FROM OPERATIONS
                                              $2,000 ANNUALLY

(1)   Exclusive of utilities.

(2) The terms of the anticipated Permanent First Mortgage loan in the amount of $1,994,068 are expected to include a term of 25 years, an interest rate of 7.75% and payments of principal and interest on the basis of a 25 year amoritization schedule.

(3) Cash flow will be allocated 100% to the General Partners during the construction of the project property and for the period through April 30, 1999.



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